UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009
Commission File Number:
WESTPORT INNOVATIONS INC.
(Translation of registrant’s name into English)
Suite 101, 1750 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6G2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
☐ Form 20-F            ☑ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Meeting and 2009 Management Information Circular

99.2	Form of Proxy

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westport Innovations Inc.
(Registrant)
Date: June 18, 2009
	By:	/s/ “Elaine Wong”

Elaine Wong
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibits

99.1	Notice of Meeting and 2009 Management Information Circular

99.2	Form of Proxy